CUSIP No. 26701L100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dutch Bros Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

26701L100

(CUSIP Number)

December 31, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1	Name of Reporting Person: TSG Consumer Partners LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,485,898*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,485,898*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 53,485,898*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.0% **
12	TYPE OF REPORTING PERSON PN, IA

*

Consists of (i) 18,050 shares of Class A Common Stock directly held by Dutch Holdings, LLC and 36,880,543 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by Dutch Holdings, LLC (the “Dutch Holdings Class C shares”), (ii) 2,491,609 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by TSG 7 A AIV VI, L.P (the “AIV VI Class C shares”), (iii) 9,541,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by TSG 7 A AIV VI Holdings-A, L.P. (the “AIV VI Holdings Class D shares”), (iv) 2,836,811 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by DG Coinvestor Blocker Aggregator, L.P. (the “DG Class D shares”) and (v) 1,684,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by TSG7 A Management L.L.C. (the “TSG7 Management Class C shares”) and 33,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by TSG7 A Management L.L.C. (the “TSG7 Management Class D shares”).

**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the Dutch Holdings Class C shares, (iii) the AIV VI Class C shares , (iv) the AIV VI Holdings Class D shares, (v) the DG Class D shares, (vi) the TSG7 Management Class C shares and (vi) the TSG7 Management Class D shares.

CUSIP No. 26701L100

1	Name of Reporting Person: TSG7 A Management L.L.C. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,485,898*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,485,898*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 53,485,898*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.0% **
12	TYPE OF REPORTING PERSON OO

*

Consists of (i) 18,050 shares of Class A Common Stock directly held by Dutch Holdings, LLC and 36,880,543 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by Dutch Holdings, LLC (the “Dutch Holdings Class C shares”), (ii) 2,491,609 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by TSG 7 A AIV VI, L.P (the “AIV VI Class C shares”), (iii) 9,541,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by TSG 7 A AIV VI Holdings-A, L.P. (the “AIV VI Holdings Class D shares”), (iv) 2,836,811 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by DG Coinvestor Blocker Aggregator, L.P. (the “DG Class D shares”) and (v) 1,684,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by TSG7 A Management L.L.C. (the “TSG7 Management Class C shares”) and 33,388 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by TSG7 A Management L.L.C. (the “TSG7 Management Class D shares”).

**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the Dutch Holdings Class C shares, (iii) the AIV VI Class C shares , (iv) the AIV VI Holdings Class D shares, (v) the DG Class D shares, (vi) the TSG7 Management Class C shares and (vi) the TSG7 Management Class D shares.

CUSIP No. 26701L100

1	Name of Reporting Person: Dutch Holdings, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,898,593*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,898,593*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 36,898,593*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.8% **
12	TYPE OF REPORTING PERSON OO

*	Includes 36,880,543 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock held by the Reporting Person (the “Dutch Holdings Class C shares”).
**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the Dutch Holdings Class C shares.

CUSIP No. 26701L100

1	Name of Reporting Person: TSG 7 A AIV VI, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,491,609*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,491,609*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,491,609*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% **
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock held by the Reporting Person (the “AIV VI Class C shares”).
**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the AIV VI Class C shares.

CUSIP No. 26701L100

1	Name of Reporting Person: TSG 7 A AIV VI Holdings-A, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,541,220*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,541,220*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,541,220*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3% **
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock held by the Reporting Person (the “AIV VI Holdings Class D shares”).
**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the AIV VI Holdings Class D shares.

CUSIP No. 26701L100

1	Name of Reporting Person: DG Coinvestor Blocker Aggregator, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,836,811*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,836,811*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,836,811*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% **
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock held by the Reporting Person (the “DG Class D shares”).
**

Based on (i) 45,541,195 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022 plus (ii) the DG Class D shares.

CUSIP No. 26701L100

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer’s Class A Common Stock on February 2, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)

Name of Persons Filing:

This statement is filed by the following (collectively, the “Reporting Persons”):

(i) TSG Consumer Partners LP (“TSG”)

(ii) TSG7 A Management L.L.C. (“TSG7 Management”)

(iii) Dutch Holdings, LLC (“Dutch Holdings”)

(iv) TSG7 A AIV VI, L.P. (“AIV VI”)

(v) TSG7 A AIV VI Holdings-A, L.P. (“AIV VI Holdings”)

(vi) DG Coinvestor Blocker Aggregator, L.P. (”DG”)

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 4

Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

The securities reported herein are directly held by Dutch Holdings, AIV VI, AIV VI Holdings, DG and TSG7 Management. In addition to holding securities directly, TSG7 Management is the general partner of AIV VI, AIV VI Holdings and DG, and the manager of Dutch Group Holdings, LLC, which is the sole member and manager of Dutch Holdings, and therefore may be deemed to share beneficial ownership of the securities directly held by Dutch Holdings, AIV VI, AIV VI Holdings and DG. As the investment adviser to Dutch Holdings, AIV VI, AIV VI Holdings and DG, TSG shares voting and dispositive power over the securities directly held by each such entity, and therefore may also be deemed to share beneficial ownership of the securities directly held by Dutch Holdings, AIV VI, AIV VI Holdings and DG, as well as those directly held by TSG7 Management. Each of the Reporting Persons disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

CUSIP No. 26701L100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

TSG CONSUMER PARTNERS LP

By:	/s/ Drew Weilbacher
Name:	Drew Weilbacher
Title:	Chief Compliance Officer

TSG7 A MANAGEMENT L.L.C.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DUTCH HOLDINGS, LLC

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI HOLDINGS-A, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DG COINVESTOR BLOCKER AGGREGATOR, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary